ClearSign Combustion Corporation
12870 Interurban Avenue South
Seattle, Washington 98168

December 6, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn:	Amanda Ravitz

Caleb French

RE:	ClearSign Combustion Corporation Registration Statement on Form S-1 File No. 333-221467

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), ClearSign Combustion Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest possible practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-221467), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on November 9, 2017.

The Registration Statement was filed in connection with a proposed public offering by the Company of its common stock and warrants to purchase common stock, which the Company has determined not to pursue at this time. The Registration Statement was never declared effective and no securities have been or will be issued pursuant thereto. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. Pursuant to Rule 477(c), the Company advises the Commission that it may, upon consideration of its financing and strategic options, undertake one or more subsequent private offerings in reliance on Rule 155(c) promulgated under the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement; however, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements the Company may file with the Commission.

The Company hereby requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned at ClearSign Combustion Corporation, 12870 Interurban Avenue South, Seattle, Washington 98168 or by email at steve.pirnat@clearsign.com, with a copy to the Company’s counsel, Cooley LLP, Attention: Alan Hambelton, 1700 Seventh Avenue, Suite 1900, Seattle WA 98101 or by email at ahambelton@cooley.com.

If you have any questions or comments or require further information regarding this application of withdrawal of the Registration Statement, please do not hesitate to call or email Alan Hambelton at (206) 452-8756 or ahambelton@cooley.com.

Sincerely,

ClearSign Combustion Corporation

/s/ Stephen E. Pirnat
By: Stephen E. Pirnat
Title: Chief Executive Officer